Exhibit 99.1

Buenaventura Obtains Key Operating Permit for Yumpag Mine

Lima, Peru, March 18, 2024 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, is pleased to announce it has received its final operating permit from the Peruvian Ministry of Energy and Mines to begin production at its Yumpag mine (“Yumpag”).

Leandro Garcia, Buenaventura’s CEO, commented, "Receipt of this final permit for our flagship Yumpag mine represents a significant milestone for Buenaventura and also reflects our proficiency in handling regulatory processes efficiently and effectively. Securing the necessary approvals in a timely manner demonstrates our readiness to capitalize on opportunities and execute strategic objectives with precision.” He continued, “We’re very enthusiastic about Yumpag’s future prospects to produce high-grade silver resources, with promising exploration campaigns. We’ve therefore achieved a key pillar to support Buenaventura’s overall growth strategy which, coupled with our focus on operational excellence and commitment to responsible resource management, position us to unlock significant value for our stakeholders."

The final operating permit approval for Buenaventura’s flagship Yumpag mine signifies the culmination of rigorous planning and preparation. This milestone marks the start of 1,000 ton per day uninterrupted mining at Yumpag, enabling Buenaventura to achieve its 2024 production guidance of 6.5 - 7.2 million silver ounces.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2022 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.